

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 16, 2007

Mr. Dave Langille
Chief Financial Officer
Breakwater Resources LTD.
95 Wellington Street West, Suite 950
Toronto, Ontario, Canada M5J 2N7

> **Re:**   **Breakwater Resources LTD.**
> **Form 40-F for Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **Response Letter Dated January 31, 2007**
> **File No. 0-13979**

Dear Mr. Langille:

        We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Jill S. Davis
                            Branch Chief